(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-05620 CUSIP NUMBER

For Period Ended: February 26, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Riverstone Networks, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Great America Parkway

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 14, 2004, the registrant announced that it had dismissed Ernst & Young LLP and retained Grant Thornton LLP as its independent registered public accounting firm, effective immediately. Shortly thereafter, Grant Thorton commenced work on the fiscal year 2004 audit. Grant Thornton has not completed the audits for fiscal year 2004 or 2005 because the registrant has not yet completed the preparation of its financial statements for 2004 and 2005. Once the registrant has finalized its 2004 and 2005 financial statements, Grant Thornton can complete its 2004 audit and conduct an audit of the 2005 fiscal year. The registrant cannot predict the date by which the Form 10-K and the remaining outstanding financial statements for 2005 will be filed. The registrant intends to provide investors with additional information as it becomes available.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of the filing of its audited financial statements, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, Grant Thornton’s providing an audit opinion, the ability of the registrant to file its periodic reports, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly reports on Form 10-Q and Form 8-K filed on September 2, 2004. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger A. Barnes (Name)	(408) (Area Code)	878-6500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Reports on Form 10-K for fiscal years ended February 28, 2004, and February 26, 2005.

Quarterly Reports on Form 10-Q for the quarters ended May 29, 2004, August 28, 2004 and November 27, 2004.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

On March 25, 2005, the registrant furnished a press release providing information regarding shipments during the fourth fiscal quarter ended February 26, 2005 and its cash, defined as cash equivalents and marketable securities, at February 26, 2005 on a Current Report on Form 8-K. The financial information was based on preliminary information which is subject to change upon completion of prior period filings, including the audit in connection with the year ended February 28, 2004 and the audit in connection with the year ended February 26, 2005. Because the registrant has not completed the preparation of the financial statements for 2004 and 2005, it is presently unable to compare the results of operations for these two fiscal years.

Riverstone Networks, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2005	By	/s/ Roger A. Barnes
		Name:	Roger A. Barnes
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).